Filed Pursuant to Rule 433

Registration Statement No. 333-224541

Relating to Preliminary Prospectus

Supplement dated November 19, 2020 to

Prospectus dated April 30, 2018

NEWS

FOR IMMEDIATE RELEASE

Contacts:

Greg Burns	Mark Nogal
Media Relations	Investor Relations
(847) 402-5600	(847) 402-2800

Allstate Supports Diversity on Wall Street

Minority-, women- and veteran-owned firms solely manage $1.2 billion bond offering

NORTHBROOK, Ill., Nov. 19, 2020 — Today, The Allstate Corporation (NYSE: ALL) priced $1.2 billion of 5-year and 10-year senior notes through a syndicate exclusively comprised of minority-, women- and veteran-owned business enterprises (MWVBEs). This is the first time a corporate bond offering of this size has been managed exclusively by MWVBEs.

“It is time to take a stand to create more equity in the securities markets,” said Tom Wilson, Allstate’s Chair, President and CEO. “Diverse firms have the capabilities to increase their market share as evidenced by the results of this transaction. Allstate is committed to doing even more, including doubling our trading volume with diverse firms in 2021. Sustainability will require the commitment of other corporate bond issuers, investment managers and leading investment banks, many of whom have extensive programs that are being expanded. Equity is good for all of us!” concluded Wilson.

The $1.2 billion offering of 5- and 10-year senior notes will fund a portion of Allstate’s $4 billion National General acquisition, expected to close in early 2021. Loop Capital Markets, Academy Securities, Ramirez & Co. Inc. and Siebert Williams Shank were joint bookrunning managers of the offering. AmeriVet Securities, Cabrera Capital Markets LLC, C.L. King & Associates, Penserra Securities LLC and R. Seelaus & Co., LLC were co-managers of the offering. This is the largest transaction the firms have actively led. “We are delighted that our long-standing relationship with Allstate enabled us to source capital for them and live into our mantra of putting clients first,” said Jim Reynolds, Chairman and CEO of Loop Capital, which he founded in 1997.

“This successful transaction highlights that issuers can benefit by leveraging the talent in MWVBEs while creating more equity in the financial markets,” said Mario Rizzo, Allstate’s Chief Financial Officer.

Allstate is one of the largest providers of protection to consumers in the U.S., protecting their cars, homes, phones, personal property, lives and identities with 172.8 million policies in force and $39.5 billion of premiums over the last 12 months. Allstate’s Sustainability Report provides more information on inclusive diversity, community engagement and other environmental, social and governance practices.

Allstate has filed a registration statement (including a prospectus and related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents Allstate has filed with the SEC for more complete information about Allstate and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement by contacting Allstate Investor Relations at (800) 416-8803 or INVREL@allstate.com.